SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                              CNL Income Fund, Ltd.
                            CNL Income Fund II, Ltd.
                            CNL Income Fund III, Ltd.
                            CNL Income Fund IV, Ltd.
                             CNL Income Fund V, Ltd.
                            CNL Income Fund VI, Ltd.
                            CNL Income Fund VII, Ltd.
                           CNL Income Fund VIII, Ltd.
                            CNL Income Fund IX, Ltd.
                             CNL Income Fund X, Ltd.
                            CNL Income Fund XI, Ltd.
                            CNL Income Fund XII, Ltd.
                           CNL Income Fund XIII, Ltd.
                            CNL Income Fund XIV, Ltd.
                            CNL Income Fund XV, Ltd.
                            CNL Income Fund XVI, Ltd.
                           CNL Income Fund XVII, Ltd.
                           CNL Income Fund XVIII, Ltd.

                          (Names of Subject Companies)

  SUTTER OPPORTUNITY FUND, LLC; SUTTER OPPORTUNITY FUND 2, LLC; SUTTER CAPITAL
         MANAGEMENT, LLC; CNL ACQUISITION FUND, LLC; and ROBERT E. DIXON

                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

             Subject Company                            CUSIP Number

             CNL Income Fund, Ltd.                       125 928 507
             CNL Income Fund II, Ltd.                    125 928 200
             CNL Income Fund III, Ltd.                   125 928 879
             CNL Income Fund IV, Ltd.                    125 928 838
             CNL Income Fund V, Ltd.                     125 928 861
             CNL Income Fund VI, Ltd.                    125 928 309
             CNL Income Fund VII, Ltd.                   125 928 853
             CNL Income Fund VIII, Ltd.                  125 928 408
             CNL Income Fund IX, Ltd.                    125 928 846
             CNL Income Fund X, Ltd.                     125 928 606
             CNL Income Fund XI, Ltd.                    125 928 101
             CNL Income Fund XII, Ltd.                   125 928 705
             CNL Income Fund XIII, Ltd.                  125 928 804
             CNL Income Fund XIV, Ltd.                   125 928 887
             CNL Income Fund XV, Ltd.                    125 928 812
             CNL Income Fund XVI, Ltd.                   125 928 820
             CNL Income Fund XVII, Ltd.                  125 928 796
             CNL Income Fund XVIII, Ltd.                 125 928 788

                    (CUSIP Numbers of Classes of Securities)

                            -----------------------

                                               Copy to:
Robert Dixon                                   Paul J. Derenthal, Esq.
Sutter Capital Management, LLC                 Derenthal & Dannhauser
150 Post Street, Suite 320,                    One Post Street, Suite 575
San Francisco, California 94108                San Francisco, California  94104
(415) 788-1444                                 (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                      Communications on Behalf of Bidders)

                            Calculation of Filing Fee

Subject                             Transaction                   Amount of
Company                             Valuation*                    Filing Fee

CNL Income Fund, Ltd.               $  262,500                    $ 52.50
CNL Income Fund II, Ltd.            $  550,000                    $110.00
CNL Income Fund III, Ltd.           $  537,500                    $107.50
CNL Income Fund IV, Ltd.            $  690,000                    $138.00
CNL Income Fund V, Ltd.             $  562,500                    $112.50
CNL Income Fund VI, Ltd.            $1,067,500                    $213.50
CNL Income Fund VII, Ltd.           $  900,000                    $180.00
CNL Income Fund VIII, Ltd.          $1,137,500                    $227.50
CNL Income Fund IX, Ltd.            $1,050,000                    $210.00
CNL Income Fund X, Ltd.             $1,204,000                    $240.80
CNL Income Fund XI, Ltd.            $1,322,000                    $264.40
CNL Income Fund XII, Ltd.           $1,433,250                    $286.65
CNL Income Fund XIII, Ltd.          $1,200,000                    $240.00
CNL Income Fund XIV, Ltd.           $1,388,250                    $277.65
CNL Income Fund XV, Ltd.            $1,200,000                    $240.00
CNL Income Fund XVI, Ltd.           $1,350,000                    $270.00
CNL Income Fund XVII, Ltd.          $  900,000                    $180.00
CNL Income Fund XVIII, Ltd.         $1,050,000                    $210.00
                                    ----------                    -------

Total                               $17,805,000                   $3,561.00

* For purposes of calculating the filing fee only. Assumes the purchase of the numbers of Units at the cash purchase prices set forth below for each of the subject companies.

Subject                              Offer Price                  Maximum Number
Company                              Per Unit                    of Units Sought
-------                              --------                   ----------------

CNL Income Fund, Ltd.                $175.00                               1,500
CNL Income Fund II, Ltd.             $220.00                               2,500
CNL Income Fund III, Ltd.            $215.00                               2,500
CNL Income Fund IV, Ltd.             $230.00                               3,000
CNL Income Fund V, Ltd.              $225.00                               2,500
CNL Income Fund VI, Ltd.             $305.00                               3,500
CNL Income Fund VII, Ltd.            $  0.60                           1,500,000
CNL Income Fund VIII, Ltd.           $  0.65                           1,750,000
CNL Income Fund IX, Ltd.             $  6.00                             175,000
CNL Income Fund X, Ltd.              $  6.02                             200,000
CNL Income Fund XI, Ltd.             $  6.61                             200,000
CNL Income Fund XII, Ltd.            $  6.37                             225,000
CNL Income Fund XIII, Ltd.           $  6.00                             200,000
CNL Income Fund XIV, Ltd.            $  6.17                             225,000
CNL Income Fund XV, Ltd.             $  6.00                             200,000
CNL Income Fund XVI, Ltd.            $  6.00                             225,000
CNL Income Fund XVII, Ltd.           $  6.00                             150,000
CNL Income Fund XVIII, Ltd.          $  6.00                             175,000

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:
         Form or Registration Number:
         Filing Party:
         Date Filed:


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

         This Tender Offer Statement on Schedule TO relates to the offer by SUTTER OPPORTUNITY FUND, LLC; SUTTER OPPORTUNITY FUND 2, LLC; SUTTER CAPITAL MANAGEMENT, LLC; and CNL ACQUISITION FUND, LLC (collectively the "Purchasers") to purchase the numbers of Units of Limited Partnership Interest ("Units") at the cash purchase prices set forth below for each of the subject companies (collectively the "Partnerships" and each a "Partnership"), less the amount of any distributions declared or made with respect to the Units of any Partnership between October 30, 2001 (the "Offer Date") and December 7, 2001 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 29, 2001 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

Subject                                     Offer Price           Maximum Number
Company                                     Per Unit             of Units Sought
-------                                     --------            ----------------

CNL Income Fund, Ltd.                       $175.00                        1,500
CNL Income Fund II, Ltd.                    $220.00                        2,500
CNL Income Fund III, Ltd.                   $215.00                        2,500
CNL Income Fund IV, Ltd.                    $230.00                        3,000
CNL Income Fund V, Ltd.                     $225.00                        2,500
CNL Income Fund VI, Ltd.                    $305.00                        3,500
CNL Income Fund VII, Ltd.                   $  0.60                    1,500,000
CNL Income Fund VIII, Ltd.                  $  0.65                    1,750,000
CNL Income Fund IX, Ltd.                    $  6.00                      175,000
CNL Income Fund X, Ltd.                     $  6.02                      200,000
CNL Income Fund XI, Ltd.                    $  6.61                      200,000
CNL Income Fund XII, Ltd.                   $  6.37                      225,000
CNL Income Fund XIII, Ltd.                  $  6.00                      200,000
CNL Income Fund XIV, Ltd.                   $  6.17                      225,000
CNL Income Fund XV, Ltd.                    $  6.00                      200,000
CNL Income Fund XVI, Ltd.                   $  6.00                      225,000
CNL Income Fund XVII, Ltd.                  $  6.00                      150,000
CNL Income Fund XVIII, Ltd.                 $  6.00                      175,000

         As noted above, the Offer price for a Partnership's Units would be subject to reduction for distributions made or declared by the Partnership prior to the Expiration Date. Any distributions made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Letter of Transmittal, would be assigned by tendering Unit holders to the Purchasers. Tender of Units will include the tender of any and all securities into which the Units may be converted or exchanged, and any securities distributed with respect to the Units, by way of dividend or otherwise, from and after the Offer Date.

         Robert E. Dixon is named as a "Bidder" in this Schedule TO solely because of his control over Sutter Capital Management, LLC as its manager, and over the entities for which Sutter Capital Management, LLC acts as manager, CNL Acquisition Fund, LLC, Sutter Opportunity Fund 2, LLC, and Sutter Opportunity Fund , LLC. Due to such relationships he may be deemed a beneficial owner of securities owned by Sutter Capital Management, LLC, CNL Acquisition Fund, LLC, Sutter Opportunity Fund 2, LLC, and Sutter Opportunity Fund , LLC. Nevertheless, Robert E. Dixon is neither offering hereby, nor intends to acquire, any shares.

          The Purchasers and their affiliates currently beneficially own no Units. Set forth below are the respective percentages of each Partnership's total outstanding Units sought in the Offers, based on information included in the most recent quarterly report on form 10Q filed by the Partnership:

                            Maximum Number   Total Number      Percentage Sought
Subject                     of Units         of Outstanding    of Outstanding
Company                     Sought           Units             Units
-------                     --------------   --------------    -----------------

CNL Income Fund, Ltd.                1,500           30,000                5.0%
CNL Income Fund II, Ltd.             2,500           50,000                5.0%
CNL Income Fund III, Ltd.            2,500           50,000                5.0%
CNL Income Fund IV, Ltd.             3,000           60,000                5.0%
CNL Income Fund V, Ltd.              2,500           50,000                5.0%
CNL Income Fund VI, Ltd.             3,500           70,000                5.0%
CNL Income Fund VII, Ltd.        1,500,000       30,000,000                5.0%
CNL Income Fund VIII, Ltd.       1,750,000       35,000,000                5.0%
CNL Income Fund IX, Ltd.           175,000        3,500,000                5.0%
CNL Income Fund X, Ltd.            200,000        4,000,000                5.0%
CNL Income Fund XI, Ltd.           200,000        4,000,000                5.0%
CNL Income Fund XII, Ltd.          225,000        4,500,000                5.0%
CNL Income Fund XIII, Ltd.         200,000        4,000,000                5.0%
CNL Income Fund XIV, Ltd.          225,000        4,500,000                5.0%
CNL Income Fund XV, Ltd.           200,000        4,000,000                5.0%
CNL Income Fund XVI, Ltd.          225,000        4,500,000                5.0%
CNL Income Fund XVII, Ltd.         150,000        3,000,000                5.0%
CNL Income Fund XVIII, Ltd.        175,000        3,500,000                5.0%

         Consummation of the Offers, if all Units sought are tendered, would require payment by the Purchasers of up to $17,805,000 in aggregate purchase price, which the Purchasers will fund out of their current working capital and existing capital commitments.

The address of each Issuer's principal executive offices is 450 South Orange Avenue Orlando, Florida 3280.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12.          Exhibits.
                  --------

         (a)(1)   Offer to Purchase dated October 30, 2001

         (a)(2)   Form of Letter of Transmittal

         (a)(3)   Form of Letter to Unit holders dated October 30, 2001

         (a)(4)   Advertisement

         (b)-(h)  Not applicable.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 30, 2001

SUTTER OPPORTUNITY FUND, LLC

By SUTTER CAPITAL MANAGEMENT, LLC, Manager

         By:      /s/ ROBERT DIXON
                  -------------------------------
                  Robert Dixon, Manager


SUTTER OPPORTUNITY FUND 2, LLC

By SUTTER CAPITAL MANAGEMENT, LLC, Manager

         By:      /s/ ROBERT DIXON
                  -------------------------------
                  Robert Dixon, Manager


CNL ACQUISITION FUND, LLC, LLC

By SUTTER CAPITAL MANAGEMENT, LLC, Manager

         By:      /s/ ROBERT DIXON
                  -------------------------------
                  Robert Dixon, Manager

SUTTER CAPITAL MANAGEMENT, LLC

         By:      /s/ ROBERT DIXON
                  -------------------------------
                  Robert Dixon, Manager


/s/ ROBERT DIXON
-------------------------------
 ROBERT E. DIXON



















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




                                  EXHIBIT INDEX


Exhibit           Description                                              Page

(a)(1)   Offer to Purchase dated October 30, 2001

(a)(2)   Form of Letter of Transmittal

(a)(3)   Form of Letter to Unit holders dated October 30, 2001

(a)(4)   Advertisement